Klondex Provides Operational Update

Vancouver, BC – February 28, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) today provides an operational update for its Fire Creek gold project and the Midas gold and silver mine and mill, in Northern Nevada.

Paul Huet, Klondex President and CEO stated, “It’s with a great amount of pleasure that we provide Klondex’s first operational update since the acquisition of the Midas mine and mill. We assumed ownership of Midas on February 11th of this year and immediately started drilling and blasting the underground stopes. Our initial blast rounds exposed high-grade gold and silver veins in an area along strike from the existing workings on the 905 vein. I believe the success of the operations team hitting the ground running, is a direct result of the leadership team having previous experiences at Midas.”

Midas Mine and Mill
Transitioning the mine and milling facilities from Newmont to Klondex is complete, including the hiring and orientation of 110 Midas employees, and operations are well-underway.

The first underground excavations at Midas were taken in the 7-4640 South area of the mine (Figure 1). After the second blast round, the vein widened and the grade increased. The average grade in this area is 20.6 g/t (0.6) opt Au and 1975.0 (57.60 opt) Ag over an average vein width of 4.8 ft; assays range from 97.7 g/t (2.9 opt) Au and 10,821.2 g/t (315.6 opt) Ag to 3.8 g/t (0.11 opt) Au and 611.8 g/t (17.8 opt) Ag. See Table 1 below for more details. Since encountering the high grade zone, the drift has been extended 91 ft along strike of the vein. This drift will serve for a primary drilling and mucking horizon for future long hole stoping.

The mill began operating on February 19, 2014 and is currently running at a rate of 600 tpd. It is currently being fed by a blend of the Midas and Fire Creek mineralized materials. The first dore pour is expected to be March 4, 2014 with an initial shipment to Johnson Matthey on March 6th. Klondex is currently evaluating opportunities to provide third party toll milling services.

Taurus Drilling, experts in narrow vein long hole mining have been contracted for drilling and blasting at Midas. Sandvik has been awarded the contract for mobile maintenance at both Fire Creek and Midas. Sandvik are experts in this field and have a proven track record at Midas as well having worked there for over four years, from 2002 through 2006.

Fire Creek
Bulk sampling at Fire Creek is fully-commissioned and benching the Vonnie and Joyce veins is well underway. Shipments of mineralized material from Fire Creek commenced on February 11, 2014, to the Midas mill, approximately 100 miles north at a haulage cost of $32/t.

The technical information contained in this press release has been reviewed and approved by Mark Odell of Practical Mining LLC, an Independent Qualified Person (Nevada PE 13708 and SME 2402150) for the purposes of National Instrument 43-101.

Assays were performed at Newmont’s Twin Creeks’ operation.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located 112 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Table 1: 7S4640 Heading, GP Vein

					Gold				Silver
length, feet	vein width, meter	vein width, feet	mining width, meter	mining width, feet	vein channel, g/t	vein channel, auopt	mining channel, g/t	mining channel, auopt	vein channel, g/t	vein channel, agopt	mining channel, g/t	mining channel, agopt
414-423	0.34	1.1	1.86	6.1	21.4	0.76	4.1	0.14	4176.0	147.3	776.8	27.4
423-427	0.88	2.9	2.47	8.1	22.6	0.80	9.4	0.33	4079.5	143.9	1501.1	52.9
427-446	1.95	6.4	2.26	7.4	33.6	1.19	29.1	1.03	3837.8	135.4	3319.5	117.1
446-456	1.16	3.8	2.74	9.0	4.8	0.17	3.1	0.11	831.4	29.3	536.1	18.9
456-463	1.55	5.1	2.13	7	21.2	0.75	15.9	0.56	1852.6	65.3	1384.5	48.8

Notes:

1.	Mining width assays are a weighted average of the vein and surrounding rock exposed across the full width of the drift.

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of Midas by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information.

These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.